Exhibit 99.4

Bayer AG
Communications
D-51368 Leverkusen
Germany
News release	Tel.: +49 214 30-1
www.news.bayer.com

Bayer makes official takeover offer for Schering

•         Acceptance period for the offer of EUR 86 per share ends on May 31, 2006

•         Wenning: Offer is a worthwhile one for Schering shareholders

Leverkusen, April 13, 2006 — The Bayer Group officially published offer document for the takeover of Schering AG today. As already announced on March 23, 2006, the company is offering EUR 86 for each Schering share. This represents a total transaction value of approximately EUR 16.5 billion. The increase compared with the previously communicated figure of EUR 16.3 billion is primarily attributable to the fact that Schering AG has meanwhile issued shares from its own shareholding for fulfillment of employee options and will likely continue to do so during the validity period of the offer. The offer can be accepted from now until the close of May 31, 2006, and is approximately 61 percent above the unweighted 12-month average price and some 39 percent above the closing price for the Schering share before the first takeover rumors surfaced. “It is thus worthwhile for Schering shareholders to accept our offer,” said Bayer Management Board Chairman Werner Wenning. The planned merger of Schering AG and the Bayer pharmaceuticals division will create a new heavyweight of international standing in pharmaceutical specialty products. The Board of Management and the Supervisory Board of Schering AG have favorably assessed the proposal and lent it their support.

According to the offer document, Schering AG shareholders can submit a written letter of acceptance to the bank that administers their securities account by the end of the acceptance period at midnight CEST on May 31, 2006. The additional acceptance period will likely run from June 9 to midnight CEST on June 22, 2006 — however only if the minimum acceptance threshold of 75 percent is already reached by May 31, 2006. Schering shareholders can therefore not rely on definitely being able to accept

2the Bayer offer during the additional acceptance period. More detailed information — in particular regarding acceptance by holders of Schering ADS (American Depositary Shares) — is available in the offer document.

The purchase price will be paid after the transaction is complete, i.e. after expiration of the acceptance period and fulfillment of all existing conditions. In addition to the minimum acceptance rate of 75 percent, this also includes approval by the EU Commission and the U.S. antitrust authorities.

Shareholders who decide against accepting the takeover offer will retain their Schering shares. Until further notice, these will remain tradable on the stock market even after the transaction. The liquidity and tradability of the Schering share could be impaired, however, depending on the acceptance rate. Significant fluctuations in price are also possible.

Bayer’s goal is to acquire 100 percent of Schering AG. Depending on the takeover rate, the Group will consider delisting the Schering share on the German stock exchanges. Schering’s stock market listing in Switzerland and registration in the United States in accordance with the U.S. Securities Exchange Act of 1934 could be terminated as well, to the extent that this move would be compliant with statutory regulations.

Bayer has approximately EUR 3 billion in liquidity available for financing of the acquisition. In addition, the Group has arranged for interim financing and a syndicated loan of EUR 7 billion each with Credit Suisse and Citigroup. Various equity capital and external capital measures as well as divestments are being planned to repay the interim financing. Approximately EUR 2.3 billion have already been realized through the successful placement of a mandatory convertible bond reaching maturity on June 1, 2009. A corresponding amount of the interim financing will not be used. The equity capital measures should total up to EUR 4 billion. Proceeds from the planned sale of H.C. Starck and Wolff Walsrode in the Bayer MaterialScience division have also been earmarked for repayment of the interim financing.

“The proposed takeover of Schering is in line with out strategic objective to further grow our health care business, especially in the area of pharmaceutical specialty products,” commented Wenning. The future subsidiary “Bayer-Schering Pharmaceuticals” will have a balanced and innovative product portfolio and a well-stocked pipeline. The new company will rank among the world’s top ten providers of pharmaceutical specialty products. The merger would offer a series of other advantages as well, noted Wenning: “Our decision to establish the headquarters of Bayer-Schering-Pharmaceuticals in Berlin will strengthen the capital city’s reputation as an innovative location for industry. It is also the best way of reasserting the importance of Germany as a pharmaceutical industry base.” The company will once again be living up to its motto “Bayer — Science For A Better Life” with the acquisition of Schering.

Additional information and the official offer document are available on the Internet at www.bayer.com.

The detailed offer document and all necessary forms will be sent to Schering AG shareholders shortly. These documents can also be ordered by phone from the following numbers:

0800 / 64 64 833 (toll-free in Germany)

00800 / 77 10 99 70 (toll-free in the European Union)

1-877-717-3925 (toll-free in the U.S. and Canada)

+1-412-232-3651 (chargeable for all other countries)

Leverkusen,          April 13, 2006

ha                           (2006-0204E)

Contact:

Günter Forneck, Tel.: +49 (0)214/30-50446,

E-Mail: guenter.forneck.gf@bayer-ag.de

Christian Hartel, Tel.: +49 (0)214/30-47686,

E-Mail: christian.hartel.ch@bayer-ag.de

Important Information:

This is neither an offer to purchase nor a solicitation of an offer to sell shares or American depositary shares of Schering AG. The terms and conditions of the offer have been published in the offer document after the permission of the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin) has been obtained on April 12, 2006. Dritte BV GmbH also has filed a tender offer statement with the U.S. Securities Exchange Commission (SEC) with respect to the takeover offer. Investors and holders of shares and American depositary shares of Schering AG are strongly advised to read the tender offer statement and other relevant documents regarding the takeover offer filed by Dritte BV GmbH with the SEC because they contain important information. Investors and holders of shares and American depositary shares of Schering AG will be able to receive these documents free of charge at the SEC’s web site (http://www.sec.gov), or at the web site http://www.bayer.com.

This is not an offer of Bayer AG’s securities for sale in the United States. No such securities have been registered under the U.S. Securities Act of 1933, as amended, and no such securities may be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States must be made by means of a prospectus that contains detailed information about the issuer, its management and its financial statements.

Bayer AG has been granted exemptive relief from the provisions of Rule 14e-5 under the U.S. Securities Exchange Act of 1934, as amended, permitting it (or Dritte BV GmbH or certain of its other affiliates or financial institutions on its behalf) to make purchases of shares of Schering AG outside of the takeover offer until the end of the offer period, subject to certain conditions. Accordingly, to the extent permissible under applicable securities laws and in accordance with normal German market practice, Bayer AG, Dritte BV GmbH or its nominees or its brokers (acting as agents) may from time to time make certain purchases of, or arrangements to purchase, shares of Schering AG outside the United States, other than pursuant to the offer, before or during the period in which the offer is open for acceptance. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required by applicable securities laws.

This announcement contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in the annual and interim reports of Bayer AG to the Frankfurt Stock Exchange and in the reports filed with the U.S. Securities and Exchange Commission. Bayer AG and Dritte BV GmbH do not assume any liability whatsoever to update these forward-looking statements or to conform them to future events or developments.